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F. Kyle Longhofer
Partner

February 15, 2010

Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:	Exousia Advanced Materials, Inc.
Preliminary Proxy Statement of Schedule 14A
Commission File No. 000-51381

Ladies and Gentlemen:

On behalf of Exousia Advanced Materials Inc, please find a clean and redlined version of the Preliminary Proxy Statement on Schedule 14A for Exousia Advanced Materials, Inc.

The revised Preliminary Proxy Statement reflects changes made in response to the comment letter, dated February 11, 2010, from the staff (the "Staff") of the Commission (the "Comment Letter") and other updating changes.  The Preliminary Proxy Statement has been marked to show the changes from the Preliminary Proxy Statement initially filed with the Commission on January 15, 2010.

For the convenience of the Staff, we have reprinted the Staff's comments below, using the numbering used in the Comment Letter, and then we have inserted the Company's responses immediately following each comment.

General

1.  We note that the Authorized Share Amendment Proposal is related to the change in control transaction pursuant to which the Evergreen shareholders acquired voting control in the company.  As such, we direct your attention to Note A of Schedule 14A which requires you to provide your stockholders with information related to such transaction in accordance with Item 14 of Schedule 14A of Regulation 14A.  Please advise, and to the extent applicable, amend your filing to include all Item 14 information.  We may have additional comments upon reviewing your response and/or the amended filing.

Response:

The Authorized Share Amendment Proposal is not related to the change in control transaction.  The Company currently has 100 million shares of Common Stock authorized and also has 100 million shares of Common Stock either issued or reserved for issuance on the exercise of various stock options and warrants.  The Company also has 10 million shares of Preferred Stock authorized and all of the shares of Preferred Stock are also issued and outstanding.   This means that the Company does not have any authorized but unissued or reserved shares of Common Stock available at this time.   While one of the benefits of the Authorized Share Amendment is to allow the conversion of the Preferred Stock into Common Stock, the main purpose of such proposal is to provide the Company with sufficient shares of authorized but unissued or reserved Common Stock to implement the Company's business plan.  The lack of available shares of authorized Common Stock will hamper the Company in a number of ways.

The transactions with Evergreen are not subject to the vote of the shareholders.  The Company had the authority to establish the Series A Preferred Stock by action of the board of directors of the Company and to approve and consummate the acquisition of the businesses described in the Preliminary Proxy Statement without the approval of the shareholders of the Company.  The shareholders of the Company are not being asked to approve or consent to the transactions pursuant to which the Preferred Stock was issued or the merger was consummated.  If the Authorized Share Amendment Proposal is not approved by the shareholders of the Company, the rejection of such proposal would not affect the status of the Preferred Stock or the validity of the transactions pursuant to which the Preferred Stock was issued.  Such shares of Preferred Stock would remain issued and outstanding.

The conversion of the Series A Preferred Stock to Common Stock would benefit the Company in terms of making shares of Preferred Stock available for future issuance by the Company.  In addition, the Company will also have additional shares of Common Stock available for corporate purposes.

Reasons for Amendment, page 8

2.  We note disclosure at the end of the first paragraph that the board waived the provisions of Section 21.601, et. seq. of Texas Business Organization Code which provisions restrict certain transactions between a public company and shareholders who hold more than 20% of the stock of such public company.  Please disclose the names of the shareholders that would have been affected by the application of Section 21.601, as well as any substantial interest, direct or indirect, that your officers, directors or their affiliates may have had in the business combination transaction between you and Evergreen or one of its affiliates.  See Item 5 of Schedule 14A.

Response

The two shareholders who would have been affected by Section 21.601 of the Texas Business Organization Code are Able Energy, Inc. and Evergreen Financial Services, Inc.   None of the Company's officers, directors or their affiliates had any interest in either Able Energy, Inc. or Evergreen Financial Services, Inc.

Security Ownership of Certain Beneficial Officers and Management, page 13

3.	Please revise your disclosure to provide the beneficial ownership information as the most recent practicable date.

Response

The disclosures are still accurate and no update is necessary.  Again, the Company has no authorized but unissued or reserved shares of Common Stock available.

Incorporation by Reference, page 15

4.  We note that you incorporate by reference various Form 8-Ks.  It is not readily apparent which items of Schedule 14A the information in these reports is covering.  Please advise.

5.  Please note that Note D of Schedule 14A requires that the proxy statement lists the documents, or portions thereof, which are incorporated by reference in the proxy statement. As such, please revise your disclosure to remove any implications of automatic forward incorporation of your reports into the proxy statement.

Response

The incorporation by reference section has been deleted.

In connection with responding to the comments, Exousia Advanced Materials, Inc. has authorized my firm to confirm that Exousia Advanced Materials, Inc. has acknowledged the following:

-Exousia Advanced Materials, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

-Exousia Advanced Materials, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If I can answer any questions, please call me at 713-735-8556.

Very truly yours,
/s/ Kyle Longhofer
Kyle Longhofer